# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ATA Creativity Global, CIK 0001420529
CUSIP: 00211V106
Title of class of securities: Common Shares, $0.01 par value per share
Address of issuer's principal executive offices: Rm. 507, Bldg. 3, BinhuZhuoyueCheng, WenhuaKechuangYuan, Huayuan Blvd. 365, Baohe, Hefei, Anhui, China (F4), 230051
Date of event which requires filing of this statement: 01/28/2026
Filed by CIK 0001784841
Persons authorized to receive notices and communications: Jun Zhang, c/o 16th Floor, Gongyuan No. 6, Dongcheng District, Beijing, China (F4), 100005, 86-139-1096-2192

## Reporting persons
- Jun Zhang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 1,274,092; shared voting power 9,360,000; sole dispositive power 1,274,092; shared dispositive power 9,360,000; aggregate amount beneficially owned 10,634,092 (12.4% of the class)
  Comment: (1) The value in rows 7 and 9 represents 1,274,092 common shares issuable upon exercise of the options granted to Jun Zhang.
  
  (2) The value in rows 8 and 10 represents 9,360,000 common shares held by Arts Consulting Limited. Jun Zhang is the sole director and holds 75% of the issued and outstanding share capital of Arts Consulting Limited.
  
  (3) Percent of class represented by amount in row (11) is calculated based on 86,102,136 outstanding Common Shares as of January 28, 2026 as notified by the Issuer.
- Arts Consulting Ltd (CIK 0001784841): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 9,360,000; sole dispositive power 0; shared dispositive power 9,360,000; aggregate amount beneficially owned 9,360,000 (10.9% of the class)
  Comment: (1) The value in rows 8, 10 and 11 represents 9,360,000 common shares held by Arts Consulting Limited.
  
  (2) Percent of class represented by amount in row (11) is calculated based on 86,102,136 outstanding Common Shares as of January 28, 2026 as notified by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value per share
Name of issuer: ATA Creativity Global
Address of issuer's principal executive offices: Rm. 507, Bldg. 3, BinhuZhuoyueCheng, WenhuaKechuangYuan, Huayuan Blvd. 365, Baohe, Hefei, Anhui, China (F4), 230051
Comment:
This Amendment No. 2 ("Amendment No. 2") amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on August 15, 2019, as amended by Amendment No. 1 filed with the Commission on May 21, 2020 (as amended, the "Schedule 13D") by the Reporting Persons with respect to the common shares, par value $0.01 per share (the "Common Shares") issued by ATA Creativity Global (the "Issuer"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D, unless otherwise defined herein.

As previously reported by the Issuer on a current report on Form 6-K furnished on January 28, 2026, the Issuer issued 11,067,547 American Depositary Shares (each representing two Common Shares of the Company) to certain purchasers on January 28, 2026. As a result, the holdings of the Reporting Persons were accordingly diluted, leading to the diminished beneficial ownership in the Issuer that the Reporting Persons are reporting in this Amendment No. 2.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

(i) Jun Zhang, a citizen of People's Republic of China; and

(ii) Arts Consulting Limited, a British Virgin Islands company.
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

The business address of Jun Zhang is 16th Floor, Gongyuan No. 6 Dongcheng District, Beijing, 100005, China.

The business address of Arts Consulting Limited is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson's Ghut, Tortola, British Virgin Islands.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and restated as follows:

The principal business of Arts Consulting Limited is to serve as a holding company for the securities of the Issuer. Jun Zhang is the sole director and holds 75% of the issued and outstanding share capital of Arts Consulting Limited. Jun Zhang is a business person and serves as the president and director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

Calculation of the percentage of Common Shares beneficially owned by the Reporting Persons as noted on the cover pages of the Schedule 13D is based on 86,102,136 outstanding Common Shares as of January 28, 2026 as notified by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of this Schedule 13D is hereby amended and restated as follows:

The aggregate number and percentage of the Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of the Schedule 13D, and are incorporated herein by reference.

## Signatures
- Jun Zhang: /s/ Jun Zhang, Jun Zhang (01/30/2026)
- Arts Consulting Ltd: /s/ Jun Zhang, Jun Zhang (01/30/2026)